File Number: 57562-0024-Letters

Web site: www.langmichener.com

Direct Line: (604) 691-7445
Direct Fax Line: (604) 893-2679
E-Mail: tdeutsch@lmls.com

June 20, 2008

Delivered and via Edgar

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 7010

Attention:        Mr. Karl Hiller, Branch Chief

Dear Sirs/Mesdames:

Re:

Uranium Energy Corp. (the "Company")
Form 10-KSB/A for the Transition Period Ended July 31, 2007
Form 10-QSB for the Fiscal Quarter Ended October 31, 2007
Form 10-QSB for the Fiscal Quarter Ended January 31, 2008
SEC Letter dated May 30, 2008
File No. 1-33706

            We write, on behalf of the Company, and in response to the most recent and sixth comment letter of May 30, 2008 (the "Sixth Review Letter") from the reviewing staff (the "Staff") of the United States Securities and Exchange Commission (the "SEC") relating to the Company's Form 10-KSB/A for the period ended July 31, 2007 (the "Form 10-KSB/A") as filed with the SEC on February 29, 2008, Form 10-QSB for the period ended October 31, 2007 as filed with the SEC on December 12, 2007 (the "October Form 10-QSB") and Form 10-QSB for the period ended January 31, 2008 as filed with the SEC on March 17, 2008 (the "January Form 10-QSB").

            We confirm, on behalf of the company, that set forth below is the Company's response to the Staff's most recent comment as set out in the Sixth Review Letter based upon information provided to our firm by the Company. We also confirm that the paragraph numbering in this response letter corresponds to the paragraph numbering in the SEC's Sixth Review Letter.

Comments:

Draft Form 10-KSB/A3 for the Transition Period from January 1, 2007 to July 31, 2007

Note 5 - Mineral Exploration Properties, page 74

Goliad Property, page 74
1.

We have read your response to prior comment 5(c), explaining that you valued shares issued under your option arrangement subsequent to becoming listed on the OTCBB using the weighted average closing price over a four-day period, two days before and two days after each issuance, following the guidance in SFAS 141 and EITF 99-12 that is applicable to business combinations.

Based on the description of assets covered by your option arrangement, it is unclear how you determined that you were acquiring a business. Please tell us how you arrived at this conclusion, following the guidance in EITF 98-3 and Rule 11-01(b) of Regulation S-X.

If you acquired assets rather than a business, the appropriate guidance to follow in accounting for these transactions would be SFAS 123(R) and EITF 96-18, requiring that you value incremental issuances on the earlier of the date of the performance commitment (i.e. the date performance is probable due to a significantly large disincentive for nonperformance), or the date performance is complete.

We understand that you secured rights under the option at the outset, and effectively extend these rights upon making each scheduled payment for the interval up to the next scheduled payment, until exercise is deemed to occur upon making the final payment. Under these circumstances, and where the arrangement does not constitute a business acquisition, it appears you would need to use the quoted market price of your stock on the various dates of issuance, rather than a range of dates spanning each date of issuance.

If you believe that no further adjustment is required because this approach would not result in a materially different valuation, please submit your analysis for review.

Response:

The Company has not accounted for the acquisition of the Goliad property as a business acquisition under EITF 98-3 or Rule 11-01(b) of Regulation S-X and, as disclosed in various filings with the SEC, the mineral property leases acquired under the Moore Option do not meet the definition of a business. SFAS 141: Business Combinations and EITF 99-12: Determination of the Measurement Date for the Market Price of Acquirer Securities Issued in the Purchase Business Combination were quoted in the Company's response only to explain how the fair value of the shares issued in connection with the property at the date of issuance was determined.

It is clear that SFAS 141 and EITF 99-12 do not provide the correct guidance under generally accepted accounting principles governing the fair value determination of the purchase of assets. However, pursuant to SEC comments and pursuant to review by the Company, SFAS 123(R): Share-Based Payment and EITF 96-18: Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services, should be the correct guidance to determine the fair value and measurement date of the shares issued to purchase assets.

SFAS 123(R) states: "This statement does not change the accounting guidance for share-based payment transactions with parties other than employees in Statement 123 as originally issued". The Company therefore referred to SFAS 123: Accounting for Stock-Based Compensation for further guidance.

Paragraph 9 of SFAS 123 states: "Quoted market prices in active markets are the best evidence of fair value and shall be used as the basis for the measurement, if available". Paragraph 10 of the SFAS states: "However, this Statement does not prescribe the measurement date, that is, the date of the stock price on which the fair value of the equity instrument is based, for a transaction with a non-employee".

The guidance under generally accepted accounting principles for the determination of measurement date is EITF 96-18. In "Issue 1 - For All Transactions, the Measurement Date", it states: "The Task Force reached a consensus that the issuer should measure the fair value of the equity instruments using the stock price and other measurement assumptions as of the earlier of either of the following: 1. The date at which a commitment for performance by the counterparty to earn the equity instruments is reached (a "performance commitment"), or 2. The date at which the counterparty's performance is complete".

According to the Moore Agreement, there is no performance requirement by the seller before the issuance of the shares and, therefore, the quoted market price of the stock on the various dates of issuance, rather than a range of dates spanning each date of issuance, should be used.

Pursuant to the Company's review of its quarterly and annual filings with the SEC, it was found that the stock prices that were used were the actual prices that were quoted on the various dates of issuance and, therefore, no further adjustment is required in this case.

            We trust that the foregoing is now clear and satisfactory in this regard, however, should the Staff have any further questions or comments or require any further documentation or information in connection with the same, please do not hesitate to contact the undersigned at (604) 691-7445 at anytime.

Yours very truly,

/s/ Thomas J. Deutsch

Thomas J. Deutsch
for Lang Michener LLP

Enclosures
cc:            The Company; Attention: Mr. Pat Obara, CFO (w/Enclosures)
cc:            Securities and Exchange Commission; Attention: Ms. Tracie Towner